Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES FIRST SILVER CONCENTRATE
PRODUCED AT SAN VICENTE’S NEW PROCESSING FACILITY
(All amounts in U.S. dollars unless otherwise indicated)

Vancouver, B.C. – April 1, 2009 – Pan American Silver Corp. (“Pan American” or the “Company”), (NASDAQ: PAAS; TSX: PAA) is pleased to announce that the new processing facility at its San Vicente mine in Bolivia began producing silver and zinc concentrates on March 25, 2009.

Pan American has a 95% interest in the San Vicente mine, which is located in the Potosi department and is operated as a joint-venture with Bolivian state-owned COMIBOL.  Over the past several years, mining operations at San Vicente were conducted on a limited basis, where ore was trucked to a small third party mill for processing.  Given the discovery of the high grade Litoral vein system, Pan American decided in mid-2007 to invest in constructing its own processing facility and to increase the production rates.

Construction of a 750 tonne-per-day processing facility and expansion of the underground mine started in September of 2007.  After 16 months of intense work, plant commissioning began in mid-January 2009 and is now close to completion.  The Company expects San Vicente to reach design capacity within the next few months.  The total investment to expand San Vicente and build the new processing facility is estimated to be $70 million.

Commenting on San Vicente’s expansion, Geoff Burns, President & CEO said: “This is another major accomplishment for Pan American’s construction and development team.  Despite the challenges posed by an extremely remote location, and the intense competition for construction and mining supplies during much of the build, we have completed San Vicente’s expansion on schedule and within 10% of the original budget.  With our own plant and expanded mining capacity, I am confident that we will now begin to realize the full value of the San Vicente ore deposit.”

Mr. Burns added: “Only two weeks ago we inaugurated the Manantial Espejo mine in Argentina.  Now with San Vicente’s new processing plant in operation, we are right where we planned to be, setting ourselves up to produce 21.5 million ounces of silver this year.  Finally, I would like to extend both my congratulations and thanks to all our employees and construction contractors whose efforts have launched San Vicente as our eighth silver mine.”

San Vicente Operational Update

Commissioning of the new processing facility commenced in mid January with the first concentrate being produced on March 25th.  Site activities are now focused on stabilizing plant throughput rates and metal recovery, as well as on finishing the installation of the permanent water supply system.

The underground development of the Litoral vein has advanced significantly accomplishing over 5,000 meters of decline, ramp, and lateral development to allow mechanized mining of this high grade deposit.  Mining continues in the older parts of the underground mine and overall mine production is ramping-up to the planned 750 tpd production rate.

In 2009, Pan American expects to produce 1.9 million ounces of silver at San Vicente for its account, at a cash cost of approximately $6.98 per ounce, which represents a doubling of production and a 7.5% reduction in cash costs from 2008 levels.  At full capacity, the mine is expected to contribute an average of just under 3.0 million ounces of silver annually to the Company’s production profile.

Pan American is on track to produce 21.5 million ounces of silver in 2009 at cash costs estimated at $6.28 per ounce.  With operations at the new Manantial Espejo mine running smoothly, the Company also expects to more than double its gold production to 85,000 ounces in 2009, which will increase Pan American’s revenues derived from silver and gold to approximately 75% of its total sales.

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
TEL 604.684.1175 • FAX 604.684.0147
www.panamericansilver.com

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight operating mines in Mexico, Peru, Bolivia, and Argentina.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., Vice President Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”.  SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO: THE ESTIMATED TIMING FOR THE COMPLETION OF CONSTRUCTION AND FOR COMPLETION OF THE COMMISSIONING AND RAMP-UP OF THE PROCESSING CIRCUIT AT SAN VICENTE TO DESIGN CAPACITY; ESTIMATED ANNUAL SILVER AND GOLD PRODUCTION AND CASH COSTS AT SAN VICENTE; ESTIMATED CAPITAL EXPENDITURES AT SAN VICENTE; PAN AMERICAN’S 2009 FORECAST ANNUAL SILVER AND GOLD PRODUCTION, CASH COSTS AND REVENUES; ANTICIPATED RESULTS OF EXPLORATION; THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES; AND PAN AMERICAN’S COMMITMENT TO , AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS OR INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS.  SUCH FACTORS INCLUDE, AMONG OTHERS:  FLUCTUATIONS IN THE SPOT AND FORWARD PRICE OF SILVER, GOLD, BASE METALS OR CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN THE CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL AND MEXICAN PESO VERSUS THE U.S. DOLLAR); CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS, REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, PERU, MEXICO, ARGENTINA, BOLIVIA, THE UNITED STATES OR OTHER COUNTRIES IN WHICH THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; OPERATING OR TECHNICAL DIFFICULTIES IN CONNECTION WITH MINING OR DEVELOPMENT ACTIVITIES; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO SUCCESSFULLY INTEGRATE ACQUISITIONS; AND CHALLENGES TO THE COMPANY’S TITLE TO PROPERTIES; AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS OR INFORMATION, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED.  THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENTS OR INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS OR INFORMATION.  ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS OR INFORMATION.

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